[POWIN LETTERHEAD]

October 8, 2009

United States Securities and Exchange Commission

Attn: Mr. Edward M. Kelly, Senior Counsel, and Mr. Jay E. Ingram, Legal Branch Chief

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549-4631

                RE:          Powin Corporation

                                Registration Statement on Form S-1

                                File Number: 333-160930

                                Filed: July 31, 2009

Dear Mr. Kelly and Mr. Ingram:

:

We are writing in response to your comment letter dated August 25, 2009 regarding the above referenced registration statement.  Our responses to your comments follow each of the comments below.

General

1. Please revise your registration statement to update your unaudited interim financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

The unaudited interim financial statements and related disclosures have been updated accordingly.

2. Please provide us a comprehensive discussion of how you determined that you have included all of the required financial statements.  In this regard, please tell us what consideration you gave to including the financial statements of Exact as well as pro forma financial information showing the effects of your merger.  Please also clarify if, prior to the merger, Exact was a shell company or an operating company.  Reference Article 3-05 of Regulation S-X and Article 11 of Regulation S-X.

The following financial statements have been provided in conformity with Regulation S-X:

1)

Unaudited pro forma consolidating financial statements for EXACTID and Powin Corp as of June 30, 2008 and December 31, 2007;

2)

Audited consolidated financial statements for the combined entity as of 12/31/08 and retroactively to 12/31/07

3)

Comparative consolidated statements for June 30, 2009 and December 31, 2008.

As of the date of combination, July 8, 2008, EXACT ID was a shell company.  There had been no operations in the company for several years, and the company had been carrying assets on the books which had either been abandoned or lost. As of the date of consolidation, the losses from EXACT are the write-offs of the carrying values of the assets which had been lost or abandoned.  There were no operations.

Joseph Lu, the sole stockholder of Powin Corp., agreed to receive 150,000,000 shares of EXACT ID stock in exchange for 100% of Powin Corp.  After merging, Joseph Lu owned 96.5% of the outstanding shares of EXACT ID.  The shareholders in EXACT ID before the merger owned 3.5% of the outstanding shares of EXACT ID after the merger.

The outside back cover page of the amended registration statement includes the dealers’ delivery legend.

3. Provide disclosure in the prospectus of the Commission’s position on indemnification for Securities Act liabilities as required by Item 510 of Regulation S-K.

The disclosure has been added to the Prospectus in Item 17 “Undertakings”.

Registration Statement’s Facing Page

4. Include Powin’s primary standard classification code which is 3990.

The standard classification code has been included on the Registration Statement’s Facing Page.

5. Include the name of the agent for service

The name of the agent for service has been included.

6. Since the offering is being made on a delayed or continuous basis under Rule 415 under the Securities Act, check the applicable Rule 415 box.

The applicable Rule 415 box has been checked.

7. It is unclear why you checked the non-accelerated filer box rather than the smaller reporting company box.   See Rule 12b-2 of the Exchange Act for the definition of smaller business company.  Please revise or advise.

This section has been revised to illustrate that the box titled “smaller reporting company” is now checked.

8. Since this is a secondary offering by selling shareholders only, revise the phrase "The Company and selling shareholders may sell shares" in the paragraph immediately below the calculation of registration fee table to delete the words "The Company."

The words “The Company” have been deleted, and the sentence now reads “The selling shareholders may sell shares….”

Prospectus’ Outside Front Cover Page

9. Some of the information contained on the prospectus cover is not required to be disclosed by Item 501 of Regulation S-K and does not assist investors with evaluating the most important characteristics of the offering. We would not object to the removal of a substantial portion of the disclosure contained in the second full paragraph.

We have deleted the majority of the second full paragraph under the Prospectus Front Cover Page.

10.  Clarify that the registration statement covers the resale by selling stockholders of common stock issuable upon the exercise of warrants. In addition, identify the classes of warrants that cover the common stock and specifically identify the number of shares of common stock underlying each class that you are registering for resale.

See the Prosectus’ Outside Front Cover Page.

11. Because there is no current market for your securities, please revise to clarify that the selling stockholders will sell at a specified fixed price per share until the shares are quoted on the OTC Bulletin Board (or other specified market) and after that at prevailing market prices or privately negotiated prices. We note your disclosure that "Except under certain circumstances, the Selling Security Holders will sell the shares. ..at market prices prevailing at the time of sale" is inconsistent with information on the registration statement's facing page that the selling shareholders may sell the shares at a fixed price of $0.10 per share until the shares are quoted on the OTC Bulletin Board and after that at prevailing market prices or privately negotiated prices. Please ensure that disclosures of the prices at which selling shareholders may sell the shares throughout the prospectus are consistent throughout the prospectus. For example, refer to the first paragraph under "Plan of Distribution" on page 33.

The clarification has been added.  See the front cover page of the Prospectus.

Prospectus Summary, page 4

12.  Highlight the cross reference to the risk factors section by prominent type or in another manner.  See Instruction 5 to Item 501(b)(3) of Regulation S-K.

It has been set in Bold.

The Merger, pages 3 and 18

13. Please expand your disclosure to include:

•

The reason for the merger

•

The effective date of the merger

•

A description of the transaction, including the number of common shares that were exchanged between each entity

•

A comprehensive discussion of how the transaction was treated for accounting purposes

Since Exact was the non-operational shell company, Powin was treated as the acquiring entity. The historical financials presented are those of Powin.

14. Remove the word “will” from the list of terminology identifying forward-looking statements in the first paragraph.

The word “will” has been removed.

15. Please revise your risk factors so that each discusses a material risk to your potential shareholders. Some of your risk factors are too broad and generic and should be revised to state the material risk that is specific to Powin. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses. Please revise as appropriate.

The Risk Factors have been revised.

China rules on mergers and acquisitions…, page 11

16. Since this is a secondary offering by selling shareholders and Powin will not receive any of the proceeds of the offering, delete the phrase "delay or restrict the repatriation of the proceeds from this offering into China."

The phrase has been deleted.

Since Our Securities Are Subject to Penny Stock Rules…, page 13

17. Since Powin Corporation is the penny stock issuer, delete the reference to the securities of Powin Media Holdings, Inc.

It has been deleted.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations, page 15

18. Your opening sentence states that components of your results of operations are provided as a percentage of sales revenue; however, there does not appear to be any percentages provided. Please revise your document to be consistent with the table presented.

The description is now consistent with the table shown.

19. For both your annual and interim periods, please revise your results of operations to:

•

Quantify the specific factors that contributed to the fluctuations in your sales from period to period. You should quantify the impact that volume and price have had on your sales as well as any other items that have impacted the changes between the periods presented. Additionally, you should discuss the impact that your major customers have had on your sales, if any.

•

Quantify the reasons for the changes in your cost of sales and operating expenses from period to period. Your discussion of cost of sales should address your main cost drivers and how these costs have impacted your gross profit for the periods presented. Your discussion of operating expenses should explain the majority of the increases or decrease for your significant expense line items.

•

Quantify the reasons for changes in any other significant income statement line items from period to period, including a discussion of the factors that contributed to changes in your effective tax rate, as appropriate.

•

Include a specific and comprehensive discussion of the financial condition and operating performance of each of your reportable segments.

We remind you that management's discussion and analysis should include meaningful information to enhance overall financial disclosures, provide narrative explanation of the company's financial statements that enables investors to see the company through the eyes of management, and provide information about the quality of and potential variability of the company's earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance. Please refer to Item 303 of Regulation S-K, Section 501.12 of the Codification of Financial Reporting Policies, and Release No 33-8350 for guidance.

The changes have been included in the Registration Statement; see Management’s Discussion and Analysis of Financial Condition and Results of Operations.

20. Please revise to clarify which reportable segment contains the results of Exact and to quantify the impact of the acquisition on your results.

There are no operations for EXACT, and no segments contain numbers relating to Exact.

21. Please revise your MD&A to provide a discussion of your liquidity and capital resources as required by Items 303(a)(1) and 303(a)(2) of Regulation S-K.   See also Section 501.13 of the Codification of Financial Reporting Policies for guidance.

The company has a healthy cash flow and ample cash available to them.  As of June 30, 2009 and December 31, 2008, the company had $2,390,267 and $1,300,996 cash on hand respectively.  As an added precaution, the majority stockholder from time to time will loan the company capital as well. In addition, the company has available to it lines of credit for operating cash flow in the amounts of $1,000,000 and $650,000, which they use judiciously and pay of promptly.

December 31, 2008 and December 31, 2007

We had assets of $11,839,997 at December 31, 2008, consisting of Cash and equivalents of $1,300,996, accounts receivable of $7,415,357, inventories of $1,394,291, prepaid expenses of $84,278, other receivables of $93,745 and deferred tax benefit of $184,292, as well as property and equipment-net of $1,358,343 and other deposits of $8,695.   We had assets of $10,156,529 in December 31, 2007, consisting of cash and cash equivalents of $780,812, accounts receivable of $7,357,706, inventories of $862,769 and prepaid expenses of $61,611, in addition to property and equipment-net of $1,084,936 and other deposits of $8,695.   At December 31, 2008, we had liabilities of $6,599,602 consisting of lines of credit of $1,106,700, accounts payable of $5,068,683, accrued expenses of $314,337 and loans from related parties of $109,882.  At December 31, 2007 we had liabilities of $7,106,739 consisting of lines of credit of $488,770, accounts payable of $6,338,581, and accrued expenses of $279,388.

We had a net income of $1,459,009 at December 31, 2008, with positive working capital of $4,983,239 and stockholders equity of $5,240,395.  At December 31, 2007, we had a net income of $742,265 with positive working capital of $1,956,159 and stockholders equity of $3,049,790.

On July 7, 2008, the company entered into a merger with Exact ID.  Up until July 7, 2008, the company held subchapter S corporate standing and reported its income as a partnership to its sole shareholder.  After July 7, 2008, the company changed to a C Corporation status, with the income of the corporation staying with the corporation.  As of July 7, 2008 the company earned a net profit of $1,717,725, which was reported by the sole shareholder of the S corporation.  From July 7, 2008 through December 31, 2008, the company recorded a net loss of $443,008 which resulted in a deferred tax asset of $184,292 for the year ended December 31, 2008.

22. You disclose in Note 6 to your consolidated financial statements at December 31, 2008 that you have lines of credit which are subject to standard covenants. Please revise your MD&A to discuss the provisions of your line of credit in the liquidity section. Your discussion should also include a specific and comprehensive discussion of the terms of the significant covenants contained within your credit agreement, including presenting for your most significant financial covenants your actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation will allow investors to more easily understand your current ability to meet your financial covenants.

The line of credit holds standard affirmative covenants, including liquidity covenants, which the company satisfied.  One of the negative covenants stated the company could not loan monies to other companies.  Since Powin loaned one of its subsidiaries funds, the company fell out of compliance with this loan covenant.  However, on August 25, 2009, the company received a waiver letter from the holder of the debt stating that the companies have performed as agreed and the companies are not in violation of covenants with the bank… The bank deems both companies in good standing and overall performance since credit facilities were established with the bank.

23. You state that the company was not in compliance with certain covenants of its credit lines at both December 31, 2008 and March 31, 2009. Please disclose whether the company is still non-compliant at June 30, 2009, why a waiver has not been obtained, if applicable, how management intends to cure the non-compliance, if applicable, and the company's plan if the bank calls the debt

The footnote has been amended to reflect the letter from Sterling bank showing that all companies are in compliance.

The line of credit holds standard affirmative covenants, including liquidity covenants, which the company satisfied.  One of the negative covenants stated the company could not loan monies to other companies.  Since Powin loaned one of its subsidiaries funds,  the company fell out of compliance with this loan covenant.  However, on August 25, 2009, the company received a waiver letter from the holder of the debt stating that the companies have performed as agreed and the companies are not in violation of covenants with the bank… The bank deems both companies in good standing and overall performance since credit facilities were established with the bank.

Business and Recent Developments, page 18

24. It is unclear whether each of the manufacturing entities named on page 19 (Qingdao Powin Metal Furniture Co., Ltd., Qingdao Xuyang Stovemakers Co., Ltd., Yangzhou Aiqui Fitness Equipment Co., Ltd., and Qingdao Triplemaster Steel and Plastic Co., Ltd.) is a subsidiary of Powin. Please advise or revise.

None of the companies listed above are subsidiaries of Powin, and this correction has been clarified in the Registration Statement.

25. Please revise your disclosure in this section and throughout your registration statement to clarify the current status of your business operations, your proprietary technology, and your products/services.  Your current description of your business comprises a largely fragmented discussion of how you manufacture original equipment for distribution, but your disclosure does little to provide a potential investor with a clear sense of your business, the commercial feasibility of your products and services, and the ability of your company to survive in the short and long terms.  Revise your disclosure to distinguish aspirations from accomplishments.  Describe more specifically each activity that is essential to the functioning and distribution of each of your products and services and indicate which of those steps will be provided by you and which will be delegated to third parties.  Explain what you will do and how your revenues will be earned from your proposed products.  Discuss the extent to which you have made arrangements with third parties, and describe the significant terms of all material arrangements with third parties you intend to rely upon.  Please ensure that your description of such matters provides disclosure of all material information.  For additional detail and other topics to consider in drafting your disclosure in this section, please refer to the comments below.

See “Business and Recent Developments”.

26. Disclose the methods used for distribution of Powin’s products.  See Item 101(h)(4)(ii) of Regulation S-K.

A section about distribution has been added between suppliers and customers.

27. Disclose the competitive business conditions in your industry and Powin's competitive position in the industry and methods of competition. See Item 101(h)(4)(iv) of Regulation S-K.

See Business and Recent Developments, “Competitive Business Conditions within the Industry”.

28. Clarify whether Powin is dependent upon one or a few suppliers, and identify Powin's principal suppliers. See Item 101(h)(4)(v) of Regulation S-K. We note the disclosure in the financial statements' note 3 that three suppliers accounted for 72% of total purchases in 2008 and 81% in 2007.

See Business and Recent Developments, “Suppliers”.

29. Clarify whether Powin has agreements or contracts with its major suppliers, and, if so, advise what consideration Powin has given to filing the agreements or contracts as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K. If the agreements or contracts may be terminated without cause by the suppliers, disclose that fact.

See Business and Recent Developments, “Suppliers”.

30. Clarify whether Powin is dependent upon one or a few major customers. See Item

101(h)(4)(vi) of Regulation S-K. We note the disclosure in the financial statements' note 3 that three customers accounted for 77% of Powin's trade receivables as of December

31, 2008 and 85% of Powin's trade receivables as of December 31, 2007. Advise us on what consideration Powin has given to filing the agreements or contracts with these customers as exhibits to the registration statement.  See Item 601(b)(10) of Regulation S-K.

See Business and Recent Developments, “Customers”.

31. Disclose any patents, trademarks, licenses, franchises, concessions, royalty agreements, or labor contracts, including duration. See Item 101(h)(4)(vii) of Regulation S-K.

See Business and Recent Developments, “Patents and Trademarks”.

32. Disclose the need for any governmental approval of Powin’s principal products or services.  If government approval is necessary and Powin has not yet received that approval, discuss the status of the approval within the government approval process.  See Item 101(h)(4)(ix) of Regulation S-K.

See Business and Recent Developments, “Government Approval of Principal Products or Services”.

33. Disclose the effect of existing or probable governmental regulation on Powin’s business.   See Item 101(h)(4)(ix) of Regulation S-K.

See Business and Recent Developments, “Effect of Existing Governmental Regulation on our Business”.

34. Disclose the amount spent during each of the last two fiscal years on research and development activities and, if applicable, the extent to which the cost of the activities are borne directly by customers. See Item 101(h)(4)(x) of Regulation S-K.

The company has spent only a negligible amount on R&D activities.

35. Disclose the costs and effects of compliance with environmental laws. See Item

101(h)(4)(xi) of Regulation S-K.

The company has almost no costs related to environmental issues.

36. Disclose the number of Powin's total employees and the number of Powin's full time employees. See Item 101(h)(4)(xii) of Regulation S-K.

See Business and Recent Developments, “Number of Total Employees and Part-Time Employees”.

Gun Safes, page 19

37. Provide appropriate factual support for this statement: "This plant matches the gun safe production process used by Prosteel..."

See Business and Recent Developments, “Gun Safes”.  Additionally, the engineers from Pro Steel went to China and worked together with the supplier on this project.

Furniture and Cabinet Manufacturing, page 20

38. Explain the meaning of “DBA” in the second paragraph

See Business and Recent Developments, “Furniture and Cabinet Manufacturing.

Recent Developments, page 23

39. Your disclosure states that you entered into a business loan on February 4, 2008. Please tell us where this loan has been reflected in your balance sheet at December 31, 2008 and statement of cash flows for the year ended December 31, 2008.

The business loan is utilization of the line of credit.  It is reflected in the Lines of  Credit line item on the balance sheet at December 31, 2008 as well as the Cash Flows from Financing Activities on the state of Cash Flows for the year ended December 31, 2008.

Compliance with Section 16(a) f the Exchange Act, page 27

40. Clarify that the reports on Forms 3, 4, and 5 will be required to be filed after Powin becomes a reporting company under the Exchange Act upon the registration statement's effectiveness.

See Management “Compliance with Section 16(A) Of the Exchange Act.

Executive Compensation, page 27

41. The summary compensation table is not in the tabular format specified by Item 402(n)(1) of Regulation S-K. For additional guidance, refer to Release No. 33-8732A, and revise.

The table has been included under “Executive Compensation”.

Employment Agreement, page 27

42. Summarize the material terms, including the salary and bonus provisions, of the three employment agreements filed as exhibits to the registration statement.

See “Employment Agreements”.

43. Delete the reference to exhibit 10.61.  We note that although there is an exhibit 10.6 to the registration statement, there is no exhibit 10.61 to the registration statement.

The reference has been changed accordingly.

Compensation of Directors, page 27

44. Provide disclosure of the compensation of Powin's directors for the last completed fiscal year in the tabular format specified by Item 402(r)(l) of Regulation S-K. For additional guidance, refer to Release No. 33-8732A.

See “Compensation of Directors”.

Certain Relationships and Related Transactions, page 29

45. If Powin is a smaller reporting company, it must provide the disclosures required by Item 404(d) of Regulation S-K, including the amount exceeding the lesser of $120,000 or 1% of the average of its total assets at year end for the last two completed fiscal years. For additional guidance, refer to Release No. 33-8732A, and revise or advise.

See “Certain Relationships and Related Transactions”.

46. Describe Powin's policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. See Item 404(b) of Regulation S-K. For additional guidance, refer to Release No. 33-8732A.

See “Certain Relationships and Related Transactions”.

47. Disclose whether it is Powin’s belief that the terms of each related transaction are no less favorable to Powin than could be obtained from an unaffiliated third party.

See “Certain Relationships and Related Transactions”.

Selling Shareholders, page 29

48. Expand the table to show separately the number of shares of common stock and the number of shares underlying the two classes of warrants being offered for resale.

See “Selling Shareholders”.

49. Expand the table to show the amount and, if 1% or more, the percentage of the class to be owned by each selling shareholder after completion of the offering. See Item 507 of Regulation S-K.

See “Selling Shareholders”.

50. For each selling shareholder that is a legal entity, disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers for the shares to be offered by that shareholder.  See Question 140.02 in the Regulation S-K section of our Compliance & Disclosure Interpretations that are available on the Commission’s website at www.sec.gov.

See “Selling Shareholders”.  It has been inserted as footnotes.

51. Describe briefly how each selling shareholder acquired the securities being offered for resale.

The disclosure has been revised to address the comment.

52. State any position, office, or other material relationship which each selling shareholder has or had within the past three years with Powin or any of its predecessors or affiliates. See Item 507 of Regulation S-K. For example, we note the disclosure under "Certain Relationships and Related Transactions" that relatives of Mr. Joseph Lu, including Mei Yi Lu, Judy Lu, and Peter Lu, are employed by Powin and the disclosure under "Interests of Named Experts and Counsel" that Vincent & Rees, L.C. is Powin's legal counsel.

See “Selling Shareholders”.

53. Describe briefly any continuing relationship of Powin with each selling shareholder.

See “Selling Shareholders”.

54. Confirm that none of the selling shareholders is a broker-dealer or a broker-dealer’s affiliate.

None of the selling shareholders is a broker-dealer or a broker-dealer’s affiliate.

Description of Securities, page 31

55. In the first sentences under “General” and “Warrants,” indicate also the year in which Powin approved the issuance of warrants to the shareholders of Exact.

The year has been inserted.

NASDAQ Over-the-Counter Bulletin Board, page 32

56. Correct and accurate terminology when referencing the OTC Bulletin Board is:

•

OTC Bulletin Board

•

Quoted on the OTC Bulletin Board

References to the OTC Bulletin Board should not include words such as "National Association of Securities Dealers," "NASD," "The Nasdaq Stock Market, Inc.," "Nasdaq," "The Financial Regulatory Authority," or "FINRA." Refer to General Question 5 under "Frequently Asked Questions (FAQs)" on the OTC Bulletin Board's website, and revise.

See Description of Securities, “OTC Bulletin Board”.

Rule 144, page 33

57. Summarize the material provisions of Rule 144.

See Shares Eligible For Future Sale, “Rule 144”.

Interest of Named Experts and Counsel, page 35

58. Please clarify how you have accounted for the shares of common stock issued to your legal counsel.

The disclosure has been revised to address the comment.  All shares of common stock issued to legal counsel have been expensed to legal services.  See “Interests of Named Experts and Counsel”.

Available Information, page 35

59.  Please remove the “each such statement being qualified in all respects by such reference” language.  You may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form.  See Rule 411(a) of Regulation C under the Securities Act.

The language has been removed.

60. Clarify in the second paragraph that Powin will become subject to the informational requirements of the Exchange Act upon the registration statement’s effectiveness.

This issue has been clarified.

Financial Statements, page 36

61. We note that you have a 96% ownership in Exact.  Please tell us how you are accounting for the 4% interest that you do not own.

The Merger between the Company and Exact Identification Corporation on July 8, 2008, increased the authorized capital of Exact to 600,000,000 shares of common voting stock at .001 cent par value, and also effectuated a reverse split of the then-current  outstanding shares of Exact on a one for twenty-five basis, (wherein twenty-five shares of Exact’s  then-current outstanding stock were exchanged for one share of the newly-combined Company’s stock plus warrants as set forth in the “Acquisition Agreement.”  Exact acquired all of the outstanding stock of Powin Corporation and the sole shareholder of Powin corporation was issued one hundred fifty million shares (150,000,000) of investment common voting  stock of Exact, making the former Powin stockholder the majority shareholder with 96.5% of the outstanding common stock of Exact Identification.  The other 3.5% are original shareholders in Exact Identification.

62. Please revise to include a rollforward of your allowance for doubtful accounts

Rollforward will be inserted in Footnote 1:

The balance of allowance for doubtful accounts was $250,000 at June 30, 2009 and December 31, 2008.

A rollforward table for the allowance of doubtful accounts is presented here:

Year

Balance – Allowance for Doubtful Accounts

2008

$250,000.00

2007

$250,000.00

2006

$250,000.00

Consolidated Balance Sheets as of March 31, 2009 and 2008, page 37

63. Please revise to present your balance sheet as of the most recent fiscal quarter and your preceding fiscal year.  Reference Article 8-03 of Regulation S-X.

Financial statements for 6/30/09 have been attached.

Property and Equipment, page 43

64. Please revise to disclose the estimated lives of your property and equipment by category.

This has been included in the footnote 5:

   Estimated

Useful Lives

Furniture and Fixtures

 7-10 years

Vehicles                                                               5 years

Equipment                                                            5-10 years

Computers

5 years

Impairment of Long-Lived and Intangible Assets, page 43

65. Please revise to include a more specific and comprehensive discussion of how you determined that your long-lived assets were not impaired. In this regard, we note your disclosure on page 20 that your QBF plant has been underutilized and QBF has lost money. Please explain how you have considered these facts in your analysis. In addition, we note that during fiscal 2008 you recognized a charge for the abandonment of fixed assets. Please further explain the nature of this charge.

The footnotes have been amended.  The long-lived assets were not impaired as they were recorded.  Specifically, the assets for QBF were recorded at replacement value in their current state.  Since most of the equipment was not new, we concluded that the recorded value accurately reflected the actual value of the asset.

During fiscal 2008, Exact was carrying fixed assets and inventory on their books which had been abandoned or had long since vanished.  The abandonment of fixed assets is the write-off of these non-existent assets.

Revenue Recognition, page 43

66. Please revise to include a more specific and comprehensive discussion of your revenue recognition policy. Your revisions should include, but not be limited to, the following information:

•

Further discuss why and how your arrangements have different terms as well as how you have considered these terms in your revenue recognition policy.

Some of our customers take delivery of their product at the port in China.  For those customers, we record revenue when the customer takes possession.  Some of our customers take delivery in the United States.  For those customers, we record revenue when the order is delivered to the customer.

•

We note your disclosure on page 9' that you do not typically enter into written arrangements with customers. Discuss how you have considered the lack of written arrangements in your revenue recognition policy.

Our revenue is recognized when an order is complete – when the customer takes possession of the goods, whether that be at the port in China or their facilities in the United States.  The customers confirm the orders with our office before any work is done, and are kept informed of the status of their orders as the manufacturing progresses.  Revenue is recognized when the customer takes possession of the goods.

•

We note your disclosure on page 19 of how a customer places an order. Given that it appears your products are customized, please discuss the timing at which you recognize revenue related to these arrangements. In addition, discuss whether a customer may cancel an order before or after shipment and if you have any legal and enforceable rights to payment for work performed on orders that have been cancelled.

If a customer cancels an order before the order ships, the custom will be billed for the amount of goods manufactured at the time of cancellation.  If the customer cancels an order after the order ships, the customer is billed for the order.  This has only happened once, and the customer opted to take delivery of the order.

Under contract law and UCC regulations, because there has been a meeting of the minds and an implied contract established, plus we have substantially performed, we have a right to recoup our expenses for any order we have manufactured that is cancelled.  Since the goods are custom, we have legal precedent to collect the full amount of our costs in a court of law, mitigated by any revenues we can collect by selling the goods outright.  However, as these goods are custom manufactured, the market for such goods is probably small and mitigation through sales of these goods is small.

Note 8 – Capital Stock, page 47

67. Please revise to clarify, if true, that you accounted for the share-based payment to the two consulting firms by using the fair value of the services received.

Share based payments were recorded using the value of the stock as of the last cash transaction before the share based payments.

68. Please disclose the terms of the warrants that were issued to the former shareholders of Exact and how they were valued and accounted for in your financial statements. Please also discuss how you considered the warrants in your earnings per share calculation.

The two classes of warrants which were issued to the shareholders of Exact before the merger permitted the stockholder to purchase a share of stock for $2 (Warrant A) or $3 (Warrant B).  Since there is no value to the stock and no current market for the stock, the warrants appear to have no value.  In the offering, the stock is anticipated to sell for $.10/share.  If this is the case, the warrant redemption rate at $2 or $3 would be minimal, and there would be no dilution to the shares currently outstanding.

69. We note from your disclosures on page 27 that certain executives receive compensation through the issuance of common stock every quarter. Please revise to discuss how you are accounting for the issuance of these shares.

Shares issued to certain executives through the issuance of shares of common stock are recorded as stock for services.

Note 9 – Business Segment Reporting, page 48

70.  Please revise your disclosure to provide the information required by paragraphs 26 and 37-39 of SFAS, 131, Disclosures about Segments of an Enterprise and Related Information.

Powin is an OEM manufacturer who contracts with plants in China to manufacture goods for domestic customers.  All revenue generated is domestic.  In addition, Powin offices and subsidiary locations are all domestic; all assets are domestically located.

Consolidated Balance Sheets, page 51

71. It is unclear what the line item “benefit (provision) for income taxes” represents.  It appears that you may have meant “deferred tax asset.”  Please revise or advise.

The financial statements are revised.

72. Your balance sheet indicates that the par value of your preferred stock is $100; however, your disclosure on page 32 states that par value is $1.00 per share.  Please revise.

The disclosures are revised.

Consolidated Statements of Operations for the Years Ended December 31, 2008 and 2007, page 52

73. Please clarify why you have classified your expense for obsolete inventory in general and administrative and tell us what consideration you have given to including the amount in cost of sales.

Exact carried inventory as well as fixed assets on their books, neither of which existed. The obsolete inventory expense was a write-off of inventory which Exact carried on their books.

Consolidated Statements of Stockholders’ Equity, page 54

74.  Please clarify for us how you have reflected the shares exchanged in the merger.  In a reverse recapitalization, the historical stockholders’ equity of the accounting acquirer, prior to the merger date, is typically retroactively restated for the equivalent number of shares received in the merger.

Footnotes are amended to reflect the retroactive restatement for equivalent number of shares.

Note 1 – Summary of Significant Accounting Policies, page 56; Nature of Business, page 56

75.  Please expand your note disclosure to provide a more comprehensive description of the transaction by which you merged with and into Exact.  Your discussion should include:

•

The reason for the merger

•

The par value and the number of Powin’s shares that were exchanged for the 150,000,000 shares of Exact’s common stock

•

Clarification on whether Exact was an operating company or a shell company prior to the merger

•

The voting rights and equity interest that the shareholders of both Powin and Exact retained in the combined entity subsequent to the transaction.

•

The effective date of the merger and a statement that the historical financials prior to such effective date are those of Powin.

A specific and comprehensive discussion of how you determined that the transaction was a reverse recapitalization whereby Powin was the accounting acquirer.

The note disclosure has been expanded to provide a more comprehensive description of the transaction.  See “Note 1 – Summary of Significant Accounting Policies, Merger with Exact”.

The Merger between the Company and Exact Identification Corporation on July 8, 2008, increased the authorized capital of Exact to 600,000,000 shares of common voting stock at .001 cent par value, and also effectuated a reverse split of the then-current  outstanding shares of Exact on a one for twenty-five basis, (wherein twenty-five shares of Exact’s  then-current outstanding stock were exchanged for one share of the newly-combined Company’s stock plus warrants as set forth in the “Acquisition Agreement.”  Exact acquired all of the outstanding stock of Powin Corporation and the sole shareholder of Powin corporation was issued one hundred fifty million shares (150,000,000) of investment common voting  stock of Exact, making the former Powin stockholder the majority shareholder with 96.5% of the outstanding common stock of Exact Identification.  The other 3.5% are original shareholders in Exact Identification.

Cost of Good Sold, page 57

76. We note that you incur warranty costs.  Please revise to disclose the terms of your warranty and include a rollforward of the activity for each period presented.

Warranty has been omitted from the cost of goods sold note.   QBF does have a warranty clause in its contract with Freightliner, and Freightliner can back-charge QBF for any parts that fail within the warranty period (3 years).  The annual chargeback amounts are estimated to be less than 0.5% of monthly revenues No parts are reworked.

Note 3 – Concentration of Credit Risk, page 60

77. Please tell us how much of your accounts receivable at December 31, 2008 has been collected through the interim period ended June 30, 2009.  In addition, please discuss how you have considered the length of payment time in your revenue recognition policy.

As of June 30, 2009, the company has collected 97% or $7,437,095 of the December 31, 2008 balance of $7,665,484 of outstanding Accounts Receivable. The revenue recognition policy of recognizing the revenue when the customer takes possession of the goods seems reasonable in that 97% of the receivables are collected within 30-60 days.

Note 11 – Related Party Transactions, page 63

78. Please disclose the terms of the loan from your shareholder, including the maturity date of this obligation, since the loan is classified as long term.

It is an open-ended note, non-interest bearing, from the majority shareholder Mr. Lu.  There is no indication that either party intended for the amounts to be repaid within a year from loan; hence the loan is recorded as a long term liability.  Footnotes have been amended to reflect this.

Note 12 – Income Tax Provision, page 63

79. Please revise to include all of the applicable disclosures required in SFAS 109.  Please also include a discussion of the tax laws that you are subject to in China and the United States, why you generated net losses as a C corporation, why you recorded an income tax benefit in fiscal 2008 and the three month period ended March 31, 2008 and why you have deferred tax assets at December 31, 2008 and March 31, 2009.

Footnotes are amended to address.

The Company converted from a Subchapter S to C Corporation on July 8, 2008.  The C Corporation net loss for the period July 8, 2008 through December 31, 2008 was $443,008.  The C Corporation net income as of June 30, 2009 is $830,894.

The provision for income taxes (deferred tax asset) for June 30, 2009 and December 31, 2008 consists of the following:

Current

2009

2008

Federal

$

290,813

$

(155,053)

State

54,839

(29,239)

Provision for

Income Taxes

(Deferred

Tax Asset)

$

345,652

$

(184,292)

Reconciliation between the U. S. statutory tax rate and the effective rate for 2009 and 2008 is as follows:

Provision for income taxes at U.S. federal statutory rate

35.0%

State and local taxes

6.6%

Effective tax rate

41.6%

Prospectus’ Outside Back Cover Page, page II-1

80. Delete the phrase “Until December 31, 2008”

This has been deleted.

Undertakings, page II-3

81. Include the Rule 430C undertaking as required by Item 512(a)(5)(ii) of Regulation S-K.

The Rule has been included.  See “Undertakings”.

Signatures, page II-4

82. The registration statement must be signed also by Powin’s principal financial officer, controller or principal accounting officer, and at least a majority of the board of directors or persons performing similar functions.  Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the registration statement.   See Instructions 1 and 2 to signatures on Form S-1, and revise.

See the Registration Statement.

Exhibit Index

83. Include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

The Exhibit Index has been included.

Exhibits

84.  Except for exhibits 4.1, 4.2, 5.1, 14.1, and 23.1, the exhibits included in the filing are unofficial PDF copies and do not comply with the format required by the EDGAR filer manual.   See Rule 104 of Regulation S-T, and file the exhibits in the format required by the EDGAR filer manual.

The Exhibits have been amended to comply with the EDGAR filer manual.

85. File as an exhibit to the registration statement the exhibit for subsidiaries required by Item 601(b)(21) of Regulation S-K.

The Exhibit for Subsidiaries has been filed.

Exhibit 5.1

86. Revise the first paragraph to include the 10,031,758 shares underlying warrants being registered for resale.  Also, please have counsel revise the opinion to state that the shares covered by the registration statement have been duly authorized.  Currently, the language in the opinion states that the registration of the shares has been duly authorized.

The revisions have been made.  See Exhibit 5.1.

Exhibit 23.1

87. Powin’s independent public accountant must consent also to being named in the registration statement.  See Rule 436 of Regulation C under the Securities Act, and revise.

Consent has been given.  See Exhibit 23.1.

Any questions regarding the revised filing or this letter should be directed to the Company’s counsel, David M. Rees, of the law firm of Vincent & Rees, LC, 175 East 400 South, Suite 1000, Salt Lake City, Utah 84111, telephone (801) 303-5730.

Sincerely,

Powin Corporation

By :   /s/ Joseph Lu

Name

Chairman and

Chief Executive Officer